

Mail Stop 3030

February 2, 2017

<u>Via E-mail</u>
Mr. William Burke
Executive Vice President and Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184

**Re:    Haemonetics Corporation**
**Form 10-K for the Fiscal Year Ended April 2, 2016**
**Filed June 1, 2016**
**File No. 001-14041**

Dear Mr. Burke:

We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery